SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Riverbed Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

768573 10 7
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,080,455*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,080,455*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,080,455*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON

PN

*Includes 2,625,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,435,131*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,435,131*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,435,131*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

*Includes 4,875,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,435,131*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,435,131*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,435,131*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

CO

*Includes 4,875,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of the close of business on November 7, 2013.

ITEM 1.Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.0001 (the "Common Stock"), of Riverbed Technology, Inc. (the "Issuer").  The Issuer's principal executive office is located at 199 Fremont Street, San Francisco, California 94105.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or “we”), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$65,049,223
Elliott International Working Capital	$120,805,703

ITEM 4.Purpose of Transaction.

Elliott believes that the Issuer is significantly undervalued and has expressed this view to the Issuer’s Board of Directors.  The Issuer occupies a mission-critical position in thousands of networks, possesses extremely loyal customers who deeply value the Issuer’s service and maintenance, and has a valuable and stable platform that is capable of producing significant profitability while generating revenue growth in its core and logically adjacent markets.  It is Elliott’s belief that the Issuer can build on these strengths and immediately increase stockholder value by implementing certain value-maximizing operational, capital structure and strategic review initiatives. Elliott believes that these initiatives will prudently, but significantly, provide a meaningful increase to the company’s valuation.  We have detailed these observations to the Board of Directors of the Issuer and look forward to a constructive dialogue.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4.  Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.Interest in Securities of the Issuer.

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 161,917,509 shares of Common Stock outstanding as of October 28, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013.

Elliott individually beneficially owns 5,080,455 shares of Common Stock, including 2,625,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 3.1% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 9,435,131 shares of Common Stock, including 4,875,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 5.8% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 14,515,586 shares of Common Stock, including 7,500,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 9.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 1.5% of the shares of Common Stock outstanding pursuant to Derivate Agreements, as disclosed in Item 6.

Collectively, Elliott, Elliott International and EICA have combined economic exposure and voting power in the Issuer of approximately 10.4% of the shares of Common Stock outstanding.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 822,500 and 1,527,500 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.51% and 0.94% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 1.5% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements (such shares, the “Subject Shares”).  The Reporting Persons disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 2,625,000 shares of Common Stock at a price of $4.00 per Share, if such right is exercised prior to or on December 21, 2013.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 4,875,000 shares of Common Stock at a price of $4.00 per Share, if such right is exercised prior to or on December 21, 2013.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 8, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Riverbed Technology, Inc. dated November 8, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: November 8, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
07-Nov-2013	Common Stock	175,000.000000	15.310000
07-Nov-2013	Common Stock	17,500.000000	15.261300
07-Nov-2013	Common Stock	52,500.000000	15.253600
07-Nov-2013	Common Stock	45,367.000000	15.312600
07-Nov-2013	Common Stock	70,000.000000	15.257900
07-Nov-2013	Common Stock	35,000.000000	15.266300
07-Nov-2013	Common Stock	(175,000.000000)	15.200000
06-Nov-2013	Common Stock	17,500.000000	15.309100
06-Nov-2013	Common Stock	79,800.000000	15.314400
06-Nov-2013	Common Stock	6,615.000000	15.268400
06-Nov-2013	Common Stock	35,000.000000	15.295000
06-Nov-2013	Common Stock	26,250.000000	15.337300
06-Nov-2013	Common Stock	78,750.000000	15.358900
06-Nov-2013	Common Stock	17,500.000000	15.330000
05-Nov-2013	Common Stock	17,500.000000	15.250000
05-Nov-2013	Common Stock	22,419.000000	15.270000
05-Nov-2013	Common Stock	26,250.000000	15.318000
05-Nov-2013	Common Stock	87,500.000000	15.291400
04-Nov-2013	Common Stock	71,021.000000	15.273300
04-Nov-2013	Common Stock	17,500.000000	15.215300
04-Nov-2013	Common Stock	17,500.000000	15.251200
01-Nov-2013	Common Stock	113,750.000000	15.064400
31-Oct-2013	Common Stock	87,500.000000	14.849300
31-Oct-2013	Common Stock	52,500.000000	14.866700
31-Oct-2013	Common Stock	17,500.000000	14.720000
31-Oct-2013	Common Stock	88.000000	14.800000
30-Oct-2013	Common Stock	35,000.000000	14.719800
30-Oct-2013	Common Stock	70,000.000000	14.729900
30-Oct-2013	Common Stock	35,319.000000	14.729700
30-Oct-2013	Common Stock	157,500.000000	14.732200
29-Oct-2013	Common Stock	52,682.000000	14.732800
29-Oct-2013	Common Stock	115,500.000000	14.759600
29-Oct-2013	Common Stock	17,500.000000	14.770000
29-Oct-2013	Common Stock	43,750.000000	14.754500
29-Oct-2013	Common Stock	52,500.000000	14.770200
29-Oct-2013	Common Stock	8,750.000000	14.578100
29-Oct-2013	Common Stock	17,500.000000	14.680000
29-Oct-2013	Common Stock	414,538.000000	14.748000
29-Oct-2013	Common Stock	35,000.000000	14.787500
25-Oct-2013	Common Stock	26,250.000000	13.845500
25-Oct-2013	Common Stock	(1,225,000.000000)	13.890000
25-Oct-2013	Common Stock	43,750.000000	13.934600
25-Oct-2013	Common Stock	4,098.000000	13.877900
24-Oct-2013	Common Stock	5,874.000000	14.090600
24-Oct-2013	Common Stock	3,500.000000	14.161300
23-Oct-2013	Common Stock	8,750.000000	14.280000
22-Oct-2013	Common Stock	8,750.000000	14.502600
21-Oct-2013	Common Stock	8,750.000000	14.590800
18-Oct-2013	Common Stock	(182,000.000000)	14.410000
18-Oct-2013	Common Stock	(244,900.000000)	14.410000
18-Oct-2013	Common Stock	181,000.000000*	15.000000
18-Oct-2013	Common Stock	(798,000.000000)	14.410000
18-Oct-2013	Common Stock	14,000.000000	14.381200
17-Oct-2013	Common Stock	8,750.000000	14.120000
17-Oct-2013	Common Stock	1,000.000000*	15.000000
17-Oct-2013	Common Stock	8,750.000000	14.150000
16-Oct-2013	Common Stock	14,000.000000	14.170000
16-Oct-2013	Common Stock	14,000.000000	14.254700
15-Oct-2013	Common Stock	3,500.000000	14.387700
15-Oct-2013	Common Stock	17,500.000000	14.291600
14-Oct-2013	Common Stock	8,750.000000	14.237200
14-Oct-2013	Common Stock	8,750.000000	14.317300
11-Oct-2013	Common Stock	8,085.000000	14.238400
11-Oct-2013	Common Stock	4,515.000000	14.299200
10-Oct-2013	Common Stock	17,500.000000	14.407500
10-Oct-2013	Common Stock	35,000.000000	14.201600
09-Oct-2013	Common Stock	26,250.000000	14.381000
08-Oct-2013	Common Stock	4,209.000000	14.550000
03-Oct-2013	Common Stock	35,000.000000	14.442000
02-Oct-2013	Common Stock	12,250.000000	14.749700
01-Oct-2013	Common Stock	35,000.000000	14.529800
30-Sep-2013	Common Stock	17,500.000000	14.562500
30-Sep-2013	Common Stock	17,500.000000	14.500100
30-Sep-2013	Common Stock	17,500.000000	14.629100
30-Sep-2013	Common Stock	35,000.000000	14.632800
27-Sep-2013	Common Stock	8,750.000000	14.746800
27-Sep-2013	Common Stock	26,250.000000	14.737800
26-Sep-2013	Common Stock	17,500.000000	15.084300
26-Sep-2013	Common Stock	52,500.000000	14.933100
26-Sep-2013	Common Stock	17,500.000000	15.042400
26-Sep-2013	Common Stock	34,970.000000	15.015500
25-Sep-2013	Common Stock	20,855.000000	15.142000
25-Sep-2013	Common Stock	17,500.000000	15.244700
25-Sep-2013	Common Stock	17,500.000000	15.191900
25-Sep-2013	Common Stock	17,500.000000	15.200000
24-Sep-2013	Common Stock	35,000.000000	15.312100
23-Sep-2013	Common Stock	17,500.000000	15.297600
23-Sep-2013	Common Stock	8,158.000000	15.344200
23-Sep-2013	Common Stock	17,500.000000	15.334900
23-Sep-2013	Common Stock	42,000.000000	15.404300
23-Sep-2013	Common Stock	1,365.000000	15.354100
20-Sep-2013	Common Stock	125,900.000000	16.000000
20-Sep-2013	Common Stock	7,000.000000	15.622800
20-Sep-2013	Common Stock	12,950.000000*	15.699500
19-Sep-2013	Common Stock	4,830.000000	15.776400
18-Sep-2013	Common Stock	6,826.000000	15.530000
17-Sep-2013	Common Stock	1,750.000000	15.581300
17-Sep-2013	Common Stock	26,250.000000	15.500400
17-Sep-2013	Common Stock	1,750.000000	15.599000
16-Sep-2013	Common Stock	8,186.000000	15.379800
16-Sep-2013	Common Stock	17,500.000000	15.443700
16-Sep-2013	Common Stock	17,500.000000	15.422700
16-Sep-2013	Common Stock	17,500.000000	15.418900
13-Sep-2013	Common Stock	8,750.000000	15.574400
13-Sep-2013	Common Stock	8,750.000000	15.470000
11-Sep-2013	Common Stock	1,435.000000	15.308900
06-Sep-2013	Common Stock	35,000.000000	15.180700
06-Sep-2013	Common Stock	5,250.000000	15.140000
05-Sep-2013	Common Stock	8,750.000000	15.279800
04-Sep-2013	Common Stock	17,500.000000	15.389700

* Represents an exercise of options

All of the above transactions were effected on the open market, except as otherwise noted.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $16.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
20-Sep-2013	27.000000	0.020000	Open Market
19-Sep-2013	70.000000	0.060000	Open Market
11-Sep-2013	(70.000000)	0.140000	Open Market
09-Sep-2013	(105.000000)	0.113300	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $16.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
15-Oct-2013	236.000000	0.040000	Open Market
14-Oct-2013	88.000000	0.050000	Open Market
10-Oct-2013	34.000000	0.050000	Open Market
07-Oct-2013	(8.000000)	0.180000	Open Market
02-Oct-2013	635.000000	0.090000	Open Market
30-Sep-2013	135.000000	0.069500	Open Market
26-Sep-2013	105.000000	0.170000	Open Market
10-Sep-2013	(262.000000)	0.560000	Open Market
09-Sep-2013	(88.000000)	0.539600	Open Market
04-Sep-2013	(875.000000)	0.640000	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $4.00 Expiring on December 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Nov-2013	(12,250.000000)	11.210000	OTC
25-Oct-2013	12,250.000000	9.930000	OTC
18-Oct-2013	12,250.000000	10.440000	OTC

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $4.00 Expiring on January 18, 2014:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Nov-2013	14,000.000000	11.230000	OTC

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Put Options at $15.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
19-Sep-2013	26.000000	0.030000	Open Market
18-Sep-2013	92.000000	0.040000	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Put Options at $16.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Sep-2013	70.000000	0.255000	Open Market
13-Sep-2013	(35.000000)	0.620000	Open Market
12-Sep-2013	(70.000000)	0.630000	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Put Options at $15.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Oct-2013	(149.000000)	0.420100	Open Market
07-Oct-2013	(70.000000)	0.410000	Open Market
03-Oct-2013	(35.000000)	0.740000	Open Market
01-Oct-2013	(35.000000)	0.630000	Open Market
30-Sep-2013	(35.000000)	0.610000	Open Market
26-Sep-2013	(70.000000)	0.475000	Open Market
25-Sep-2013	(105.000000)	0.390000	Open Market
19-Sep-2013	9.000000	0.200000	Open Market
18-Sep-2013	70.000000	0.200000	Open Market
17-Sep-2013	175.000000	0.319800	Open Market
16-Sep-2013	(350.000000)	0.510000	Open Market
09-Sep-2013	(350.000000)	0.755000	Open Market
04-Sep-2013	(875.000000)	0.700000	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Put Options at $16.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Oct-2013	35.000000	1.100000	Open Market
20-Sep-2013	(35.000000)	0.670000	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Put Options at $14.00 Expiring on November 16, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01-Nov-2013	2,620.000000	0.135900	Open Market
31-Oct-2013	805.000000	0.148800	Open Market
31-Oct-2013	4.000000	0.150000	Open Market
29-Oct-2013	70.000000	0.160000	Open Market
29-Oct-2013	35.000000	0.160000	Open Market
28-Oct-2013	(35.000000)	0.910000	Open Market
25-Oct-2013	(892.000000)	0.870000	Open Market
24-Oct-2013	(332.000000)	0.831600	Open Market
22-Oct-2013	(525.000000)	0.700200	Open Market
18-Oct-2013	(66.000000)	0.740000	Open Market
17-Oct-2013	(525.000000)	0.870000	Open Market
16-Oct-2013	241.000000	0.826400	Open Market
15-Oct-2013	(525.000000)	0.840000	Open Market
10-Oct-2013	(825.000000)	0.900100	Open Market
10-Oct-2013	(50.000000)	0.900700	Open Market

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
07-Nov-2013	Common Stock	(325,000.000000)	15.200000
07-Nov-2013	Common Stock	325,000.000000	15.310000
07-Nov-2013	Common Stock	65,000.000000	15.266300
07-Nov-2013	Common Stock	97,500.000000	15.253600
07-Nov-2013	Common Stock	130,000.000000	15.257900
07-Nov-2013	Common Stock	32,500.000000	15.261300
07-Nov-2013	Common Stock	84,254.000000	15.312600
06-Nov-2013	Common Stock	32,500.000000	15.330000
06-Nov-2013	Common Stock	65,000.000000	15.295000
06-Nov-2013	Common Stock	32,500.000000	15.309100
06-Nov-2013	Common Stock	148,200.000000	15.314400
06-Nov-2013	Common Stock	48,750.000000	15.337300
06-Nov-2013	Common Stock	12,285.000000	15.268400
06-Nov-2013	Common Stock	146,250.000000	15.358900
05-Nov-2013	Common Stock	41,636.000000	15.270000
05-Nov-2013	Common Stock	32,500.000000	15.250000
05-Nov-2013	Common Stock	48,750.000000	15.318000
05-Nov-2013	Common Stock	162,500.000000	15.291400
04-Nov-2013	Common Stock	32,500.000000	15.215300
04-Nov-2013	Common Stock	32,500.000000	15.251200
04-Nov-2013	Common Stock	131,895.000000	15.273300
01-Nov-2013	Common Stock	211,250.000000	15.064400
31-Oct-2013	Common Stock	162,500.000000	14.849300
31-Oct-2013	Common Stock	97,500.000000	14.866700
31-Oct-2013	Common Stock	162.000000	14.800000
31-Oct-2013	Common Stock	32,500.000000	14.720000
30-Oct-2013	Common Stock	130,000.000000	14.729900
30-Oct-2013	Common Stock	65,000.000000	14.719800
30-Oct-2013	Common Stock	65,592.000000	14.729700
30-Oct-2013	Common Stock	292,500.000000	14.732200
29-Oct-2013	Common Stock	32,500.000000	14.770000
29-Oct-2013	Common Stock	32,500.000000	14.680000
29-Oct-2013	Common Stock	214,500.000000	14.759600
29-Oct-2013	Common Stock	16,250.000000	14.578100
29-Oct-2013	Common Stock	65,000.000000	14.787500
29-Oct-2013	Common Stock	81,250.000000	14.754500
29-Oct-2013	Common Stock	97,838.000000	14.732800
29-Oct-2013	Common Stock	97,500.000000	14.770200
29-Oct-2013	Common Stock	769,856.000000	14.748000
25-Oct-2013	Common Stock	48,750.000000	13.845500
25-Oct-2013	Common Stock	81,250.000000	13.934600
25-Oct-2013	Common Stock	(2,275,000.000000)	13.890000
25-Oct-2013	Common Stock	7,611.000000	13.877900
24-Oct-2013	Common Stock	10,910.000000	14.090600
24-Oct-2013	Common Stock	6,500.000000	14.161300
23-Oct-2013	Common Stock	16,250.000000	14.280000
22-Oct-2013	Common Stock	16,250.000000	14.502600
21-Oct-2013	Common Stock	16,250.000000	14.590800
18-Oct-2013	Common Stock	(1,482,000.000000)	14.410000
18-Oct-2013	Common Stock	26,000.000000	14.381200
18-Oct-2013	Common Stock	336,500.000000*	15.000000
18-Oct-2013	Common Stock	(338,000.000000)	14.410000
18-Oct-2013	Common Stock	(455,100.000000)	14.410000
17-Oct-2013	Common Stock	16,250.000000	14.120000
17-Oct-2013	Common Stock	1,500.000000*	15.000000
17-Oct-2013	Common Stock	16,250.000000	14.150000
16-Oct-2013	Common Stock	26,000.000000	14.170000
16-Oct-2013	Common Stock	26,000.000000	14.254700
15-Oct-2013	Common Stock	6,500.000000	14.387700
15-Oct-2013	Common Stock	32,500.000000	14.291600
14-Oct-2013	Common Stock	16,250.000000	14.237200
14-Oct-2013	Common Stock	16,250.000000	14.317300
11-Oct-2013	Common Stock	8,385.000000	14.299200
11-Oct-2013	Common Stock	15,015.000000	14.238400
10-Oct-2013	Common Stock	65,000.000000	14.201600
10-Oct-2013	Common Stock	32,500.000000	14.407500
09-Oct-2013	Common Stock	48,750.000000	14.381000
08-Oct-2013	Common Stock	7,817.000000	14.550000
03-Oct-2013	Common Stock	65,000.000000	14.442000
02-Oct-2013	Common Stock	22,750.000000	14.749700
01-Oct-2013	Common Stock	65,000.000000	14.529800
30-Sep-2013	Common Stock	32,500.000000	14.500100
30-Sep-2013	Common Stock	32,500.000000	14.562500
30-Sep-2013	Common Stock	32,500.000000	14.629100
30-Sep-2013	Common Stock	65,000.000000	14.632800
27-Sep-2013	Common Stock	16,250.000000	14.746800
27-Sep-2013	Common Stock	48,750.000000	14.737800
26-Sep-2013	Common Stock	64,945.000000	15.015500
26-Sep-2013	Common Stock	97,500.000000	14.933100
26-Sep-2013	Common Stock	32,500.000000	15.042400
26-Sep-2013	Common Stock	32,500.000000	15.084300
25-Sep-2013	Common Stock	32,500.000000	15.191900
25-Sep-2013	Common Stock	38,730.000000	15.142000
25-Sep-2013	Common Stock	32,500.000000	15.200000
25-Sep-2013	Common Stock	32,500.000000	15.244700
24-Sep-2013	Common Stock	65,000.000000	15.312100
23-Sep-2013	Common Stock	32,500.000000	15.334900
23-Sep-2013	Common Stock	15,151.000000	15.344200
23-Sep-2013	Common Stock	78,000.000000	15.404300
23-Sep-2013	Common Stock	2,535.000000	15.354100
23-Sep-2013	Common Stock	32,500.000000	15.297600
20-Sep-2013	Common Stock	13,000.000000	15.622800
20-Sep-2013	Common Stock	24,050.000000	15.699500
20-Sep-2013	Common Stock	234,100.000000*	16.000000
19-Sep-2013	Common Stock	8,970.000000	15.776400
18-Sep-2013	Common Stock	12,677.000000	15.530000
17-Sep-2013	Common Stock	3,250.000000	15.581300
17-Sep-2013	Common Stock	48,750.000000	15.500400
17-Sep-2013	Common Stock	3,250.000000	15.599000
16-Sep-2013	Common Stock	32,500.000000	15.418900
16-Sep-2013	Common Stock	15,202.000000	15.379800
16-Sep-2013	Common Stock	32,500.000000	15.443700
16-Sep-2013	Common Stock	32,500.000000	15.422700
13-Sep-2013	Common Stock	16,250.000000	15.470000
13-Sep-2013	Common Stock	16,250.000000	15.574400
11-Sep-2013	Common Stock	2,665.000000	15.308900
06-Sep-2013	Common Stock	9,750.000000	15.140000
06-Sep-2013	Common Stock	65,000.000000	15.180700
05-Sep-2013	Common Stock	16,250.000000	15.279800
04-Sep-2013	Common Stock	32,500.000000	15.389700

* Represents an exercise of options.

All of the above transactions were effected on the open market, except as otherwise noted.

Transactions Effected by Elliott International, L.P. in Call Options at $16.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
20-Sep-2013	51.000000	0.020000	Open Market
19-Sep-2013	130.000000	0.060000	Open Market
11-Sep-2013	(130.000000)	0.140000	Open Market
09-Sep-2013	(195.000000)	0.113300	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $16.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
15-Oct-2013	442.000000	0.040000	Open Market
14-Oct-2013	162.000000	0.050000	Open Market
10-Oct-2013	62.000000	0.050000	Open Market
07-Oct-2013	(16.000000)	0.180000	Open Market
02-Oct-2013	1,178.000000	0.090000	Open Market
30-Sep-2013	252.000000	0.069500	Open Market
26-Sep-2013	195.000000	0.170000	Open Market
10-Sep-2013	(488.000000)	0.560000	Open Market
09-Sep-2013	(162.000000)	0.539600	Open Market
04-Sep-2013	(1,625.000000)	0.640000	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $4.00 Expiring on December 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Nov-2013	(22,750.000000)	11.210000	OTC
25-Oct-2013	22,750.000000	9.930000	OTC
18-Oct-2013	22,750.000000	10.440000	OTC

Transactions Effected by Elliott International, L.P. in Call Options at $4.00 Expiring on January 18, 2014:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Nov-2013	26,000.000000	11.230000	OTC

Transactions Effected by Elliott International, L.P. in Put Options at $15.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
19-Sep-2013	48.000000	0.030000	Open Market
18-Sep-2013	170.000000	0.040000	Open Market

Transactions Effected by Elliott International, L.P. in Put Options at $16.00 Expiring on September 21, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Sep-2013	130.000000	0.255000	Open Market
13-Sep-2013	(65.000000)	0.620000	Open Market
12-Sep-2013	(130.000000)	0.630000	Open Market

Transactions Effected by Elliott International, L.P. in Put Options at $15.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Oct-2013	(130.000000)	0.420100	Open Market
07-Oct-2013	(276.000000)	0.410000	Open Market
03-Oct-2013	(65.000000)	0.740000	Open Market
01-Oct-2013	(65.000000)	0.630000	Open Market
30-Sep-2013	(65.000000)	0.610000	Open Market
26-Sep-2013	(130.000000)	0.475000	Open Market
25-Sep-2013	(195.000000)	0.390000	Open Market
19-Sep-2013	16.000000	0.200000	Open Market
18-Sep-2013	130.000000	0.200000	Open Market
17-Sep-2013	325.000000	0.319800	Open Market
16-Sep-2013	(650.000000)	0.510000	Open Market
09-Sep-2013	(650.000000)	0.755000	Open Market
04-Sep-2013	(1,625.000000)	0.700000	Open Market

Transactions Effected by Elliott International, L.P. in Put Options at $16.00 Expiring on October 19, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07-Oct-2013	65.000000	1.100000	Open Market
20-Sep-2013	(65.000000)	0.670000	Open Market

Transactions Effected by Elliott International, L.P. in Put Options at $14.00 Expiring on November 16, 2013:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01-Nov-2013	4,868.000000	0.135900	Open Market
31-Oct-2013	8.000000	0.148800	Open Market
31-Oct-2013	1,495.000000	0.150000	Open Market
29-Oct-2013	65.000000	0.160000	Open Market
29-Oct-2013	130.000000	0.160000	Open Market
28-Oct-2013	(65.000000)	0.910000	Open Market
25-Oct-2013	(1,658.000000)	0.870000	Open Market
24-Oct-2013	(618.000000)	0.831600	Open Market
22-Oct-2013	(975.000000)	0.700200	Open Market
18-Oct-2013	(123.000000)	0.740000	Open Market
17-Oct-2013	(975.000000)	0.870000	Open Market
16-Oct-2013	448.000000	0.826400	Open Market
15-Oct-2013	(975.000000)	0.840000	Open Market
10-Oct-2013	(1,532.000000)	0.900100	Open Market
10-Oct-2013	(93.000000)	0.900700	Open Market